Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SETTLEMENT OF CLAIM SUBMITTED
AGAINST IT IN THE ENGLISH HIGH COURT

Tel Aviv, Israel, February 20, 2008, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), announced that, further to its announcement of January 23rd, 2008, the claim which was submitted against it by CP Holdings Ltd. in the High Court of Justice in London, the United Kingdom (the “Claim”) pertaining to damages in the amount of approximately Euro 33.5 million, has been settled by agreement between the Parties.

The settlement agreement provides for the payment of an aggregate amount of  US$ 5 million (approximately Euro 3.4 million), of which US$ 3 million (approximately Euro 2 million) has been paid directly to CP Holdings Ltd., and the remainder of US$ 2 million (approximately Euro 1.4 million) will be donated to charity. Following the execution of the settlement agreement, a Notice of Discontinuance of Claim has been filed with the High Court of Justice in London, the United Kingdom.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com